UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 14, 2004

Carmanah Technologies Corporation

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes

X

No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

"Peeyush K. Varshney"

Date: June 14, 2004

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 - 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

June 14, 2004

Item 3.

Press Release

June 14, 2004, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah is pleased to announce that the Company has received an additional order for approximately $370,000 from the U.S. Army to supply solar-powered LED (light-emitting diodes) aviation lights to 3 air bases in Iraq.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth President (250) 380-0052	Peeyush Varshney Corporate Secretary (604) 629-0264

Item 9.             Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 14th day of June 2004.	"Peeyush K. Varshney"
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Monday,  June 14, 2004

(No.2004-06- 16 )

CARMANAH RECEIVES $370,000 ORDER FROM U.S. ARMY

TO SUPPLY AVIATION LIGHTS FOR AIR BASES IN IRAQ

Vancouver, British Columbia, Canada - Monday, June 14, 2004 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that the Company has received an additional order for approximately $370,000 from the U.S. Army to supply solar-powered LED (light-emitting diodes) aviation lights to 3 air bases in Iraq.

The order is for more than 500 units of Carmanah’s Model 601 and 700 Series Aviation Lights, to be used for fixed wing and rotary aircraft at expedited airfields in the regions of Mosul, Tikrit and Taji.  Applications will include runway edge lighting, runway caution zone lighting, threshold lighting, taxiway edge lighting, apron edge lighting and obstruction lighting.

Carmanah has now supplied more than 7,000 units to 45 different air bases in the Middle East, Southeast Asia, and North America.  Customers include the U.S. Army, U.S. Air Force, U.S. Marines, Air National Guard, as well as other international military organizations.  Primary benefits of Carmanah’s unique solar-powered LED lighting technology include reduced capital costs, simple installation, high performance, zero maintenance, proven reliability and night vision goggle (NVG) compatibility.

OTHER NEWS

Carmanah Lights Make Baghdad Skies Safer for U.S. Army Black Hawk Helicopter Pilots

The U.S. Army has recently purchased 47 Carmanah solar-powered LED obstruction lights (Model 601) for perimeter lighting of downtown buildings and telecommunication towers in the city of Baghdad, Iraq.  "We are proud to be providing critical safety for the rebuilding of Iraq," said Carmanah's CEO, Mr. Art Aylesworth.  "The simplicity and reliability of Carmanah's solar technology is proving to be an ideal solution for the country's struggling infrastructure."  The U.S. Coast Guard installed our marine lights last April to guide humanitarian supply ships into the Port of Umm Qasr, and now our aviation lights will guide helicopter pilots in the skies over Baghdad."

Sixteen U.S. military helicopters have crashed in Iraq since March 2003, with eyewitness reports in at least one instance suggesting a collision with ground obstructions (wires).  Carmanah’s obstruction lights will aid in the identification of low-lying objects in the pilots' flight paths and enhance night safety in Baghdad.  U.S. military pilots report that Carmanah's LEDs are a safer light source than traditional incandescent bulbs, which cause a "blooming" or blinding effect on the pilots' NVG displays.

NATO Presentation by Carmanah’s Aviation Division

In April 2004, Carmanah’s Aviation Department had the backing of the U.S. Air Force and U.S. Army to present the Company’s solar-powered LED lighting solutions at NATO's Annual Airfield Marking and Lighting Infrastructure Panel meeting in Fredrikstad, Norway.  27 NATO nation delegates from their respective countries were introduced to Carmanah's new technology for expedited airfield use, with a focus on the success of American and Coalition Forces’ installations in the Middle East.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

Carmanah Marine Lights to Aid Security Measures at G8 Summit

The G8 Summit was held June 8-10 this year in Georgia USA.  As part of security measures for the event, Carmanah Technologies was contracted by the U.S. Coast Guard to fill a priority order for 15 700 Series solar-powered LED marine lights.  These lights were used during initiatives to secure Georgia’s 160 km coastline, plus portions of neighboring South Carolina and Florida.  "Once again, we were glad to be able to fill an emergency order for an event of such international magnitude on short notice," said Art Aylesworth.

About Carmanah

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the transit, marine, aviation, roadway, railway and industrial worksite markets.  The Company currently has more than 90,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

For further information, please contact:

Carmanah Contacts Mr. Praveen Varshney, Director Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	Investor Relations Mr. Mark Komonoski, Director Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in Carmanah’s Annual Information Form dated December 31, 2003, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com